UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Porter, Carl W.
   3884 Gratiot Avenue


   Port Huron, MI  48060
2. Issuer Name and Ticker or Trading Symbol
   SEMCO Energy, Inc. (SEN)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   09/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   President & COO (1)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  01/15/00    L    V   122.4490      A  $12.2500                    D  Direct
Common Stock                                  02/15/00    L    V   79.4040       A  $12.5939                    D  Direct
Common Stock                                  03/15/00    L    V   89.5400       A  $11.1682                    D  Direct
Common Stock                                  04/15/00    L    V   83.7710       A  $11.9373     3,817.7740     D  Direct
Common Stock                                                                                     4,337.9018     I  by 401(k) plan

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $11.9375        03/01/00       A     V   9,500.0000                        (2)          03/01/10
(right to buy)
Non-Qualified Stock Option     $11.9375        03/01/00       A     V   10,500.0000                       (2)          03/01/10
(right to buy)
Non-Qualified Stock Option     $15.6250                                                                                03/01/09
(right to buy)
Non-Qualified Stock Option     $15.9520                                                                                03/02/08
(right to buy)
Non-Qualified Stock Option     $17.1430                                                                                05/01/07
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     03/01/00  Common Stock                   9,500.0000                              D   Direct
(right to buy)
Non-Qualified Stock Option     03/01/00  Common Stock                   10,500.0000               0.0000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   2,334.0000                2,334.0000    D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   4,884.0000                4,884.0000    D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   7,350.0000                7,350.0000    D   Direct
(right to buy)

Explanation of Responses:

(1)
The reporting person resigned from the Company effective July 31, 2000.
(2)
The option was to vest in three equal annual installments beginning on March 1, 2001.  However, due to the reporting person's resignation, the unvested option was cancelled on July 31, 2000.
-
The shares held directly include shares acquired by reinvestment of dividends through the Issuer's DRIP.  The shares held indirectly by the 401(k) plan include shares allocated to the reporting person's account under the Issuer's 401(k) plan since the reporting person's last report.
-
Pursuant to the terms of the stock option agreements between the Issuer and the Reporting Person, upon the resignation of the
Reporting Person, unvested stock options were cancelled and the expiration date for vested options was adjusted to three months from the date of resignation.

SIGNATURE OF REPORTING PERSON
/S/ Porter, Carl W.
DATE 10/02/00